January 10, 2012

Ms. Cecelia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	The Princeton Review, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 15, 2011 - File No. 0-32469

Dear Ms. Blye:

I write on behalf of The Princeton Review, Inc. (the “Company”) to respond to the Securities and Exchange Commission staff’s (the “Staff”) December 1, 2011 letter to the Company regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2010 – Business, Page 3; Franchised International Test Prep Operations, Page 5

The Company has never conducted and does not currently conduct direct operations in Syria. The Company’s sole, indirect relationship to Syria was as a party to a franchise agreement (“Agreement”) under which an individual resident in Damascus, Syria (the “Franchisee”) provided test preparation courses and tutoring services (“Test Prep Services”) under the Princeton Review brand in U.S. standardized post-secondary admissions tests, such as the SAT and GMAT (collectively the “Standardized Tests”). The Company entered into the Agreement in February 2004, and the Franchisee first offered courses and tutoring services in the summer of 2005. At that time, U.S. economic sanctions against Syria did not include any prohibition on the provision of services to Syria by a U.S. person — indeed, such a prohibition was not imposed until August 18, 2011 (as discussed further below).

The Company’s business relations with the Franchisee entailed the Company furnishing to the Franchisee published course materials, such as study guides, syllabi and sample Standardized Tests, as well as advertising and marketing collateral, to enable the Franchisee to market and provide Test Prep Services to students. Additionally, the Company licensed to the Franchisee its proprietary teaching aids, techniques and methodology, and its trade names, service marks, slogans, logos and commercial symbols, for the Franchisee’s use in the franchised territory (the Syrian Arab Republic). The Company’s contacts with Syria have been limited solely to interactions with the Franchisee, and the Company has never conducted any business with either the Syrian Government or any Specially Designated National within or outside of Syria.

Under the Agreement, the Franchisee was obligated to pay the Company an initial franchise fee of $30,000 USD; a royalty service fee of 8% of the gross revenue collected by the franchised business; and a per-student course tools fee. From time to time, the Franchisee also could purchase from the Company standard, published course materials to be used in conducting test preparation classes and tutoring sessions. Since 2005, as payment for course materials and royalties and other Agreement fees, the Franchisee compensated the Company approximately $45,000 USD in aggregate, or less than $6,500 USD per year.

Ms. Cecelia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

January 10, 2012

The initial 5-year term of the Agreement expired on September 30, 2010. Subsequently, in late 2010 through the summer of 2011, the Company and the Franchisee negotiated the terms of a new franchise agreement, and the Franchisee continued to operate the franchise pending the execution of the new agreement. However, in light of the August 18, 2011 implementation of Executive Order 13582 - Blocking Property of the Government of Syria and Prohibiting Certain Transactions With Respect to Syria (which, among other things, now prohibits U.S. persons from providing services to Syria unless otherwise authorized by the Office of Foreign Assets Control), the Company ceased discussions with the Franchisee and has declined to sign a new franchise agreement.

Subsequent to August 18, 2011, the Company sent the Franchisee certain Test Prep Services course materials for the SAT Standardized Test (approximately $1,500 USD in value); however, such materials are “informational materials” within the meaning of the Syrian Sanctions Regulations, 31 C.F.R. § 542.304(a), and thus the export of these materials to Syria has long been exempted from the United States’ sanctions against Syria under the terms of 31 C.F.R. § 542.206(b).

In December 2011, the Company received a payment from the Franchisee of approximately $16,000 USD, representing payment for the foregoing course materials and certain royalty fees through September 2011. After receiving this payment and realizing that the Franchisee was continuing to act as if the Agreement were still in effect despite the prohibitions in the August 18, 2011 Executive Order, the Company formally clarified with the Franchisee that the franchise and all business and financial transactions between the parties are terminated. The Company does not anticipate that it will resume its franchise relationship with the Franchisee or any person or entity located in Syria, but may reconsider this decision if the U.S. prohibition on provision of services to Syria is lifted in the future.

The Company does not consider the Franchisee’s operations to be material to the Company’s business in either quantitative terms or in terms of potential impact on the Company’s reputation. Additionally, the Company does not consider such operations to constitute a material investment risk for its security holders. Further, as the Company has dissociated itself entirely from the Syrian franchise, the Company does not anticipate any future adverse impact to its reputation and shareholder value as a result of its relationship with the Franchisee. The Company hereby confirms that it does not have any current plans, understandings or agreements to sell franchises in other countries that the U.S. State Department currently identifies as state sponsors of terrorism.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced Annual Report on Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced Annual Report on Form 10-K; and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecelia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

January 10, 2012

I trust that this letter answers your questions and comments. However, if you have further questions or comments regarding the foregoing, please contact me at your earliest convenience (phone: (508) 663-5080; email: kbettigole@review.com).

Very truly yours,

/s/ Kyle A. Bettigole

Kyle A. Bettigole

Sr. Vice President, General Counsel & Secretary

cc:	Larry Spirgel

John M. Connolly, President and Chief Executive Officer

Christian G. Kasper, Executive Vice President and Chief Financial Officer